EXHIBIT 21.1

Name of consolidated	State or other jurisdiction of	Date of incorporation or formation	Attributable
subsidiary or entity	incorporation or organization	(date of acquisition, if applicable)	interest

Griffin Filters, LLC	New York	September 6,2005 (April 30,2007)	100%
ROB Cemtrex GmbH	Germany	August 15, 2013 (October 31, 2013)	100%
Cemtrex Ltd	Hong Kong	September 4, 2013	100%
Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
ROB Systems, Srl.	Romania	November 1, 2013	100%
ROB Logistics GmbH	Germany	May 31, 2016 (May 31, 2016)	100%
ROB Assets GmbH	Germany	May 31, 2016 (May 31, 2016)	100%
Cemtrex Advanced Technologies, Inc.	New York	July 11, 2017	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	46%